SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INCYTE CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45337C-10-2

(CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

           *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 pages

CUSIP No. 45337C-10-2
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,341,670
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,341,670
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,670
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 14 pages

CUSIP No. 45337C-10-2
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,341,669
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,341,669
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,669
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 14 pages

CUSIP No. 45337C-10-2
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,341,669
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,341,669
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,669
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 14 pages

CUSIP No. 45337C-10-2
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Joan H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,787
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 19,787
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,787
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 14 pages

CUSIP No. 45337C-10-2
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Jonathan M. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,357
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 26,357
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,357
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 14 pages

CUSIP No. 45337C-10-2
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Laurie Tisch Sussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,357
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 26,357
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,357
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 14 pages

CUSIP No. 45337C-10-2
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,541,669
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,541,669
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,541,669
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 14 pages

Item 1(a)	Name of Issuer: Incyte Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices: Route 141 & Henry Clay Road Building E336 Wilmington, Delaware 19880

Item 2(a)	Name of Person Filing:

                  This Schedule 13G is being filed jointly by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Joan H. Tisch, Jonathan M. Tisch, Laurie Tisch Sussman and Thomas J. Tisch (the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Name	Business Address
Andrew H. Tisch	667 Madison Avenue New York, New York 10021
Daniel R. Tisch	c/o TowerView LLC 500 Park Avenue New York, New York 10021
James S. Tisch	667 Madison Avenue New York, New York 10021
Joan H. Tisch	c/o Barry L. Bloom 655 Madison Avenue, 19th Floor New York, New York 10021
Jonathan M. Tisch	c/o Barry L. Bloom 655 Madison Avenue, 19th Floor New York, New York 10021
Laurie Tisch Sussman	c/o Barry L. Bloom 655 Madison Avenue, 19th Floor New York, New York 10021
Thomas J. Tisch	667 Madison Avenue New York, New York 10021

Item 2(c)	Citizenship: Each of the Reporting Persons is a United States citizen.

Page 9 of 14 Pages

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number: 45337C-10-2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A

(a)	[ ]	Broker or dealer registered under section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

                Because of family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on his behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

                Set forth below is the aggregate number of shares of Common Stock, including shares that may be acquired upon conversion of 5.5% Convertible Subordinated Notes due 2007 at the presently applicable conversion price of $67.4195, held as of the date hereof by each of the following, together with the percentage of the outstanding shares of Common Stock that such number represents based upon 73,858,668 shares as of October 29, 2004, as reported on the Company’s Form 10-Q for the quarterly period ended September 30, 2004.

Name	Number of Shares	Percent of Class Outstanding
Andrew H. Tisch	7,416	0.0%
Andrew H. Tisch 1995 Issue Trust 1	50,178	0.1%
Andrew H. Tisch 1995 Issue Trust 2	50,178	0.1%
Andrew H. Tisch 1999 Trust	67,825	0.1%
Andrew H. Tisch 2003 Annuity Trust IV	103,852	0.1%
Andrew H. Tisch 2004 Annuity Trust VI	1,062,221	1.4%
Daniel R. Tisch	7,416	0.0%
Daniel R. Tisch 1999 Issue Trust	100,356	0.1%
Daniel R. Tisch 1999 Trust	67,825	0.1%
Daniel R. Tisch 2003 Annuity Trust IV	103,852	0.1%
Daniel R. Tisch 2004 Annuity Trust VI	1,062,220	1.4%
Four-Fourteen Partners	200,000	0.3%
James S. Tisch	7,416	0.0%
James S. Tisch 1995 Issue Trust	100,356	0.1%
James S. Tisch 1999 Trust	67,825	0.1%
James S. Tisch 2003 Annuity Trust IV	103,852	0.1%
James S. Tisch 2004 Annuity Trust VI	1,062,220	1.4%
Joan H. Tisch	19,787	0.0%
Jonathan M. Tisch	26,357	0.0%
Laurie Tisch Sussman	26,357	0.0%
Thomas J. Tisch	7,416	0.0%
Thomas J. Tisch 1994 Issue Trust	100,356	0.1%
Thomas J. Tisch 1999 Trust	67,825	0.1%
Thomas J. Tisch 2003 Annuity Trust V	103,852	0.1%
Thomas J. Tisch 2004 Annuity Trust VI	1,062,220	1.4%
Total	5,639,179	7.6%

                Each person listed above has sole power to vote or direct the vote of and to dispose or direct the disposition of the securities listed after such person’s name, except as follows:

(1)	By virtue of their status as trustees of the respective Trusts referred to above which include their respective names, each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to

Page 11 of 14 Pages

be the beneficial owner of securities held by those trusts of which he is trustee and to have sole power to vote or direct the vote of and to dispose or direct the disposition of such securities.

(2)	By virtue of his status as manager of Four-Fourteen Partners, LLC, Thomas J. Tisch may be deemed to be the beneficial owner of securities owned by Four-Fourteen Partners, LLC, and to have power to vote or direct the vote of and to dispose or direct the disposition of such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

                N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                N/A

Item 8.	Identification and Classification of Members of the Group.

                N/A

Item 9.	Notice of Dissolution of Group.

                N/A

Item 10.	Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 12 of 14 pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 10, 2005

/s/ Andrew H. Tisch

Andrew H. Tisch
/s/ Daniel R. Tisch

Daniel R. Tisch
/s/ James S. Tisch

James S. Tisch
/s/ Joan H. Tisch

Joan H. Tisch
/s/ Jonathan M. Tisch

Jonathan M. Tisch
/s/ Laurie Tisch Sussman

Laurie Tisch Sussman
/s/ Thomas J. Tisch

Thomas J. Tisch

Page 13 of 14 pages

AGREEMENT

                In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13G relating to the Common Stock of Incyte Corporation is being filed with the Securities and Exchange Commission on behalf of each of them.

February 10, 2005

/s/ Andrew H. Tisch

Andrew H. Tisch
/s/ Daniel R. Tisch

Daniel R. Tisch
/s/ James S. Tisch

James S. Tisch
/s/ Joan H. Tisch

Joan H. Tisch
/s/ Jonathan M. Tisch

Jonathan M. Tisch
/s/ Laurie Tisch Sussman

Laurie Tisch Sussman
/s/ Thomas J. Tisch

Thomas J. Tisch

Page 14 of 14 pages